July 16, 2007
VIA EDGAR
Ms. Christine Davis
Staff Accounting
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	JDA Software Group, Inc. (“JDA” or the “Company”)
Response to your letter dated June 19, 2007
Dear Ms. Davis:
     We have received your letter dated June 19, 2007 regarding your review of our Form 10-K for the Fiscal Year Ended December 31, 2006 filed with the United States Securities and Exchange Commission (the “Commission”) on March 16, 2007, and our Form 8-K filed April 23, 2007. Enclosed is our written response to each comment.
Form 10-K for the Fiscal year Ended December 31, 2006
Comment 1. – Business. We note from your disclosures on page 2 that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.
     JDA currently maintains an office in Dubai, United Arab Emirates, which is a branch office of JDA International Limited, a private limited company incorporated in England and Wales. In addition, JDA has customers in the following Middle East countries: Bahrain, Israel, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, Turkey and the United Arab Emirates. JDA confirms that it has not done business in the countries – Cuba, Iran, North Korea, Sudan and Syria – currently classified as “State Sponsors of Terrorism” by the Secretary of State nor has it ever done business with or in a country while that country was a part of such a list or otherwise embargoed.
Comment 2. – Item 9A. Controls and Procedures, page 53. We note your disclosure that your disclosure controls and procedures were effective “to ensure that information required to be disclosed in our reports to be filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Exchange

Ms. Christine Davis

July 16, 2007
Act Rule 13a-15(e) also requires that you conclude whether your disclosure controls and procedures are designed to ensure that the “information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.” Please confirm that your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. Confirm you will modify your disclosure, as may be necessary, in future filings.
     JDA confirms that its disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. Specifically, JDA confirms that its disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that JDA files or submits under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. JDA confirms that in future filings management’s conclusion on disclosure controls and procedures will be modified as follows:
“Based on their evaluation, our principal executive officer and principal financial and accounting officer have concluded that our disclosure controls and procedures that were in effect on [                    ] were effective to ensure that information required to be disclosed in our reports to be filed under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding disclosures and is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”
Comment 3. — Note 1. Summary of Significant Accounting Policies, page 67. Revenue Recognition, page 70. You disclose that your multiple-element arrangements may include the option for future purchases of software products. Please tell us more about these options and explain how you are accounting for them. Also, tell us whether these options represent specified or unspecified rights to future products. Considering these options are part of your multiple-element arrangements, tell us how you determine VSOE of fair value for such options. As part of your response, refer to the authoritative guidance you relied upon when determining your accounting.
     JDA may from time to time provide customers in its software license arrangements with options to acquire other JDA products in the future at a set price. These options will clearly state which products are being offered, the specific prices for each option, and typically provide the period of time in which the customer may exercise

Ms. Christine Davis

July 16, 2007
such option (normally, no longer than 3 years). The options only cover products that are commercially available as of the date of the arrangement. We do not provide customers with options to purchase additional products that include specified or unspecified rights to future products that are not commercially available as of the date of the arrangement.
     As disclosed in our filings with the Commission, we generally recognize software license revenue using the residual method prescribed in SOP 98-9 when (i) persuasive evidence of an arrangement exists, (ii) delivery, which is typically FOB shipping point, is complete, (iii) fees are fixed and determinable and there are no uncertainties surrounding acceptance, (iv) collection is considered probable, and (v) vendor-specific objective evidence (“VSOE”) exists for all undelivered elements.
     We do not have VSOE of fair value on our software products; therefore, we utilize the authoritative guidance contained in the following technical practice aids (“TPA”) to determine the proper accounting for these options: TPA 5100.50 (Definition of More-Than-Insignificant Discount and Software Revenue Recognition); TPA 5100.51 (Accounting for Significant Incremental Discounts in Software Revenue Recognition); and TPA 5100.74 (Effect of Discounts on Future Products on the Residual Method and Software Revenue Recognition).
     TPA 5100.74 provides guidance on how a software vendor should determine if the discount on future purchases of future products is significant and incremental (as discussed in TIS Section 5100.50, i.e., TPA 5100.50) since it does not have VSOE of fair value on its software products. TPA 5100.74 states “In this situation, the software vendor should compute the discount provided in the initial arrangement by comparing the published list price of the delivered elements in the initial arrangement to the residual value attributable to those delivered elements. If the discount on future purchases of future products is significant and incremental to the discount provided on the delivered elements in the initial arrangement, the software vendor should apply the significant and incremental discount on future purchases to the initial arrangement using the guidance in TIS Section 5100.51 [i.e., TPA 5100.51].”
     JDA utilizes a price quotation tool to assess the level of discounts provided in the initial arrangement and whether or not a significant and incremental discount has been provided on future purchases of future products. The price quotation tool, which was developed and is maintained internally, calculates consistent “list” prices for individual products and/or modules based on various input metrics including a customer’s revenue volume, number of physical locations or users, sales registers per location, etc. The “list” prices generated from the price quotation tool are compared to the actual prices that appear in the software arrangements. In the event the analysis indicates that a significant and incremental discount has been provided on future purchases of future products, TPA

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July 16, 2007
5100.51 concludes that “a proportionate amount of that significant and incremental discount should be applied to each element covered by the arrangement based on each element’s fair value (VSOE) without regard to the significant incremental discount.” This would result in the reduction of the initial software license fee and the deferral of the significant and incremental discount.
     Significant and incremental discounts have rarely occurred in our software arrangements. However, when they do, the portion of the fee that is deferred is recognized as revenue proportionately as the future purchases are delivered, assuming all other revenue recognition criteria are met, such that a consistent discount rate is applied to all purchases under the arrangement.
Comment 4. — Note 1. Summary of Significant Accounting Policies, page 67. Revenue Recognition, page 70. We note that your arrangements may include system design, customer-specific integration and implementation services. We further note your disclosures on page 16 where you indicate that the implementation of your software products can be a lengthy process and particularly your Transaction Systems and Services Industries solutions are more complicated than other applications. Please explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2 for further guidance.
     Substantially all of our contracts are considered multiple-element arrangements as they typically contain some combination of software, post-contract customer support (“maintenance”) and consulting and training services. The Company has historically recognized the majority of its software license revenue under an initial license fee model (“ILF Model”) where 100% of the software license revenue is recognized upon execution of the contract after the fee from the arrangement has been allocated to the various elements, provided all of the revenue recognition criteria in Paragraph 8 of SOP 97-2 have been met.
     In order to qualify for revenue recognition under the ILF Model, we review each multiple-element arrangement to determine if there is significant production, modification or customization of software that would require accounting in conformity with paragraph 7 of SOP 97-2 and the relevant guidance in Accounting Research Bulletin No. 45, Long-Term Construction-Type Contracts, (“ARB No. 45”), and in SOP 81-1, Accounting For Performance or Construction-Type and Certain Production-Type Contracts (“SOP 81-1”). The review is designed to assess the various considerations set forth in paragraphs 63 to 71 of SOP 97-2 and provides a basis for us to conclude that:

Ms. Christine Davis

July 16, 2007
(i)	the services are not essential to the functionality of any other element of the transaction;

(ii)	the services are described in the contract such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services;

(iii)	the software is “off-the-shelf” and can be added to the arrangement with insignificant changes in the underlying code and could be used by the customer for the customer’s intended purposes upon installation;

(iv)	the services do not include significant alterations to the features and functionality;

(v)	the building of complex interfaces is not necessary for the software to be functional in the customer’s environment;

(vi)	the timing of payments for the software is not coincident with the performance of services;

(vii)	milestone or customer-specific acceptance criteria that affect the reliability of the software license fee are not present;

(viii)	the services do not carry a significant degree of risk or unique acceptance criteria;

(ix)	the services are primarily implementation services, such as implementation planning, loading of software, training of customer personnel, data conversion, building simple interfaces, running test data, and assisting in the development and documentation of procedures; and

(x)	types of services being performed are available from or could be performed by other service providers[1].
     The assessment process on an individual multiple-element arrangement may include some or all of the following, which are documented in our revenue recognition files:

[1]	We compete separately for the implementation services in a sale to a customer. Our competitors include, among others, Accenture, Ernst & Young, PriceWaterhouseCoopers, Cap Gemini, Kurt Salmon Associates, and IBM Global Services. In addition, we train business partners to allow them to install JDA products. In some cases, we partner with these competitors to perform the implementation. In addition, our clients usually elect to do some of the implementation themselves, and in some cases, have done it all. JDA is not critical to the implementation and at times we have only minor involvement (e.g., training).

Ms. Christine Davis

July 16, 2007
(a)	review of customer proposals, Powerpoint and other marketing or pre-sales presentations, and responses to “Requests for Proposal”;

(b)	review of statements of work (“SOW”) for consulting services to determine (a) the nature and timing of proposed services and related deliverables, (b) whether JDA has committed to provide custom modifications, (c) the scope of the work including the hours called for in the project plan and the quoted pricing for the consulting resources, (d) if there is a statement in the SOW that the services to be provided therein assume no modifications to the software and (e) if there are any unique acceptance criteria;

(c)	comparison of the requirements and deliverables in the SOW to our historical experience with similar-sized engagements;

(d)	on complex and larger projects, formal discussions are held with the individuals that prepared the SOW, the project manager(s) and the sales representative or regional vice president to discuss the overall project objectives, deliverables and risks;

(e)	when an SOW provides for customized development, additional inquiries are made regarding the nature of modifications, the customer’s ability to utilize the software without the modification(s), and the suitability of the software to meet the customer’s intended purpose;

(f)	if necessary, we contact the appropriate product development team to discuss the overall effort and risks involved to develop the modification and request, as necessary, that they provide an estimate of the potential lines of code that may be added; and

(g)	review payment terms for the software license and to ensure that payments are not coincident with the delivery of the services.
     It should be noted that most of our products have been available for many years and the lines of existing code could number in the millions. Accordingly, there have been few instances where the development of new code has been significant to the existing code. If we determine that the services are essential to the functionality of the other elements of the arrangement, or that the customization efforts are significant, we follow the guidance in ARB No. 45 and SOP 81-1.
     We note in our revenue recognition policies that consulting services include project management, system planning, design and implementation, customer configuration, and training. For purposes of this statement, “design” refers to services provided to the customer during the “business process analysis” portion of a project

Ms. Christine Davis

July 16, 2007
where we assist the customer in analyzing their current business processes and the best practices provided in our software application. It does not refer to the design and development of a completely new customized system.
     We make the statement in our risk section that the implementation of our Transaction Systems and Services Industries solutions can be longer and more complicated than our other applications. With respect to Transaction Systems solutions, the “complication” does not generally arise due to modifications; rather, these are enterprise-wide applications that touch multiple levels within a customer’s organization and require dedicated customer assistance throughout the planning and implementation phases. We cannot always control the customer’s effort and more often than not, projects involving these types of systems will extend over longer periods of time. Systems sold to customers in our Services Industries business segment are typically highly customized and as a result, revenue on most of these projects, both software and services, is recognized on a milestone or percent completion basis.
Comment 5. — Note 7. Goodwill and Other Intangibles. Net, page 79. We note your reference to an independent third party appraisal that was used to value the Company’s intangible assets. Please note that when you refer to an independent valuation specialist you need to disclose the name of expert and include the expert’s consent with the filing. Refer to Section 436(b) of Regulation C. Alternatively, you may remove this reference. Please tell us how you plan to comply with this requirement.
     The independent third party appraisal that we referenced was not complete or issued at the time the 10-K was filed, therefore it was not our intent to expertise the third party appraiser. The report was completed and issued during our second quarter of 2007. In future filings, the company will continue to take full responsibility for the valuation of intangible assets and will not rely on the third party appraiser. Therefore, JDA will remove the reference to the independent third party appraiser that was used to assist management in its valuation of intangible assets in future filings.
Comment 6. — Note 20. Segment Information, page 95. We note that you organize your solutions into two classes of functionality: Transaction Systems and Supply and Demand Optimization solution. We also note your disclosure beginning on page 6 which indicates that there are various product lines within the two classes. In view of these disclosures, please tell us what consideration you have given to quantifying revenue for these product classes or product lines in accordance with paragraph 37 of SFAS 131.

Ms. Christine Davis

July 16, 2007
     Because we primarily sell to just one large industry vertical – the retail supply and demand chain market – our products are all similar within the meaning of paragraph 37 of SFAS 131. We organize and manage our business by customer type and by geographic regions. The designation between Transaction Systems and Supply and Demand Optimization solutions is simply to clarify the general functions our systems support so that our investors can gain a better understanding of our products. Many of our products can be and are sold to multiple customer types and all of our products are sold across each of our geographic regions.
     In our segment disclosures to our Form 10-K filings with the Commission, we have disclosed revenues by geographic region (Americas, EMEA and Asia Pacific), and by type of customer (retail, manufacturing and distribution, and services).
     Paragraph 37 of SFAS 131 requires that an enterprise report the revenues from external customers for each product and service or each group of similar products and services. In the Division of Corporation Finance — Current Accounting and Disclosure Issues publication dated March 4, 2005, guidance was provided on the determination of groups of similar products and services as follows:
Registrants should remember to identify the products and services from which each reportable segment derives its revenues, and to report the total revenues from external customers for each product or service or each group of similar products and services. Disclosures for products and services that are not substantially similar must be disaggregated.
Although Statement 131 does not define the term “similar” or provide much guidance on the aggregation criteria, the determination of whether products or services are similar is dependent on the individual facts and circumstances and is subject to a high degree of judgment.
     We evaluated our product groups considering the aggregation criteria in paragraph 17 of FASB 131 in order to determine whether the product groups were similar. As a result, we concluded that our products and services should be aggregated based on software revenue, maintenance services and consulting services as disclosed on the face of the consolidated statements of operations. The following describes our evaluation of criteria a) through e) of paragraph 17 of SFAS 131.
     Software License Revenue. All software licenses share similar economic characteristics in that the gross margin on our software licenses is similar for each of our products since cost of sales is typically minimal. Since revenue growth is dependent on

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July 16, 2007
the customer type and geographic region, we disclose revenue by reportable segment, which are organized by customer type.
     Maintenance Services. Maintenance services are separately priced and stated in our arrangements. Maintenance services are similar for each of our products and typically include on-line support, access to our Solution Centers via telephone and web interfaces, comprehensive error diagnosis and correction, and the right to receive unspecified upgrades and enhancements, when and if we make them generally available. Our gross margins for maintenance services are similar across our products and customer types.
     Consulting Services. Consulting services include project management, system planning, design and implementation, customer configurations, and training. These services are generally billed bi-weekly on an hourly basis or pursuant to the terms of a fixed price contract. Under fixed price contracts, including milestone-based arrangements, consulting services revenue is recognized using the proportional performance method by relating hours incurred to date to total estimated hours at completion. Our consulting services fees are priced consistently among our product and customer types.
     Our sales force is not organized by product class or product lines. Instead, each member of our sales force is tasked with selling nearly all of our products. Our regional executives are responsible for selling almost all our products across their respective geographic regions. Our executive management is global and cross-product.
     Most of our products are produced in common facilities by the same labor force at our Scottsdale, Arizona, Rockville, Maryland or Hyderabad, India locations. The methods used for developing, distributing and supporting our products are substantially the same for all of our products.
     Based on the above analysis we have concluded that the proper level of aggregation for our products and services is by product type which is software licenses, maintenance services and consulting services. Since external revenue for these categories is disclosed on the face of the consolidated statements of operations, we do not believe additional disclosure is necessary.
Comment 7. — 302 Certifications. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a- 14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Ms. Christine Davis

July 16, 2007
     We confirm that in future filings the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) will not include the individual’s title.
Form 8-K Filed April 23, 2007
Comment 8. – We note your disclosure of non-GAAP measures, including “adjusted operating income” and “adjusted EBITDA”. Please note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Your non-GAAP measures exclude items such as stock-based compensation, restructuring charges and sale of office facility which are recurring in nature. Tell us how you considered the requirements of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) to include a substantive discussion of why it is useful for investors to evaluate your performance by disregarding these expenses considering that they appear to be recurring and integral to your performance. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. In addition, tell us how you considered the requirements of FAQ 8 to provide sufficient disclosures regarding any limitations and how management compensates for those limitations. Please explain to us how your current disclosures adequately addressed Question 8 of the FAQ.
     As you note, in our Form 8-K filed April 23, 2007, we presented non-GAAP measures, including adjusted operating income and adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), which excluded items such as stock-based compensation, restructuring charges and sale of office facility. Our intention was not to present these excluded items as non-recurring, infrequent or unusual items or to smooth earnings; rather, we excluded these items (and have done so historically)2, even though they may be recurring, because we believe a presentation net of stock-based compensation, restructuring charges and the sale of an office facility provides value to investors and management for the following reasons:
•	Stock-based compensation is not an expense that typically requires or will require cash settlement by the Company. In addition, because equity

[2]	JDA has presented non-GAAP measurements, including adjusted operating income and adjusted EBITDA, in a similar, consistent manner in its Form 8-K earnings filings with the Commission over the last four-plus years.

Ms. Christine Davis

July 16, 2007
compensation varies significantly from company to company, excluding such charges facilitates more accurate comparisons of our operating results to our peer companies.

•	Restructuring charges are significant non-routine expenses that cannot be predicted and typically relate to a change in our business model. Exclusion of these charges promotes period-to-period comparisons and transparency. Such charges are primarily related to severance costs and/or the disposition of excess facilities driven by the changes to our business model.

•	Sales of office facilities are also significant non-routine expenses and not in any way related to our core business. JDA has sold two office buildings in the last five years and currently only owns one office facility — its corporate headquarters in Scottsdale, Arizona.
     In general, we believe non-GAAP financial measures are useful to investors and management alike for the following primary reasons:
     Core Operating Performance/Trend Analysis. Our non-GAAP financial measures exclude costs and expenses that we do not believe are indicative of the ongoing operating performance of our business. These non-GAAP measures facilitate a better understanding of our historical operating trends, as they provide important supplemental information in evaluating the operating results of our business in a manner distinct from GAAP results and therefore provide management and investors with insight into the profitability of our underlying core business.
     Comparability of Period-to-Period Results. Non-GAAP financial measures aid in comparing operational performance from one period to the next because these measures provide a consistent manner of measuring and evaluating the Company’s core operations over time. By adjusting items not indicative of ongoing operating results, it provides management and investors with greater comparability across periods.
     Comparability to Competitors and Across our Industry. 14 of the 15 companies in our peer group3 and our two other largest competitors, SAP and Oracle, all provide similar non-GAAP financial measures in their respective quarterly earnings releases.

[3]	This peer group is included in management presentations to analyst, investors and potential investors and to measure stock performance in our Form 10-K, and includes the following companies: Logility, Inc., Descartes Systems, Art Technology, Actuate Corp., Vignette Corporation, Retalix Ltd., Radiant Systems, Inc., QAD Inc., I2 Technologies, Inc., Manhattan Associates, Ariba Inc., Informatica Corp., Epicor Software Corp., Kronos, Inc., and Micros Systems Inc.

Ms. Christine Davis

July 16, 2007
Additionally, analysts use non-GAAP financial metrics to make comparisons across our industry. We, therefore, believe that these measurements enhance the perspective of investors who wish to utilize comparisons to our competitors and across the industry in their analysis of the Company’s performance.
     Executive and Employee Compensation. Adjusted EBITDA is used to measure the performance and compensation of JDA’s executive officers and other employees. JDA has publicly disclosed its executive compensation formula (which is based on JDA’s achievement of certain adjusted EBITDA thresholds for the fiscal year) in past filings with the Commission. By disclosing its adjusted EBITDA number in its quarterly earnings releases, JDA is providing investors with, among other things, greater transparency as to the company’s results versus management’s expectations, management’s confidence in its earnings targets, and how effectively the company is being managed to goal.
     Credit Agreement Covenants. The Company uses adjusted EBITDA for determining compliance with certain financial covenants in its credit agreement with Citigroup. JDA management needs to calculate the adjusted EBITDA number to ensure compliance with such covenants, as a default under a covenant may allow Citigroup to impose additional obligations upon JDA. Additionally, the disclosure of adjusted EBITDA may be useful for holders and potential holders of JDA’s debt under the credit agreement that may not otherwise have access to the Company’s adjusted EBITDA number if such information was not publicly available.
     Management is aware that there are limitations associated with the use and disclosure of non-GAAP measurements. However, management has concluded that the value in using and disclosing these measurements outweighs any such limitations. These potential limitations will be more fully addressed in our future filings that contain non-GAAP measurements in a manner consistent with our proposed draft disclosure as described below.

Ms. Christine Davis

July 16, 2007
Proposed Disclosure
     In future filings with the Commission that contain non-GAAP measurements, in addition to reconciling to GAAP, JDA will amend its disclosure surrounding the use of such measurements in order to more fully describe why it is useful for investors to evaluate our performance using such measures, management’s use of such measures, and the limitations of such measures and how management compensates for those limitations, as set forth in the discussion above. We anticipate using a disclosure substantially similar to the one attached hereto as Exhibit A, adjusted to address the particular non-GAAP earnings reported in the respective filing.
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact me at telephone: (480) 308-3421, Michael Bridge, Senior Vice President and General Counsel, at telephone: (480) 308-3460, or Paul Hurdlow at DLA Piper US LLP, JDA’s outside counsel, at telephone: (512) 457-7020 should you have any further questions or comments.

Sincerely, Kristen L. Magnuson Executive Vice President and Chief Financial Officer

Ms. Christine Davis

July 16, 2007
Exhibit A
JDA’s Proposed Non-GAAP Disclosure
     8-K Disclosure
Use of Non-GAAP Financial Information
     JDA provides a non-GAAP measure of adjusted operating income, EBITDA (earnings before interest, taxes, depreciation and amortization) and earnings per share in the attached press release. The presentation is intended to be a supplemental measure of performance and typically excludes non-cash charges such as amortization of intangibles, stock-based compensation and certain charges that impact the comparability of one quarter to another, or the comparability of JDA’s performance to another company that is providing this type of supplemental information. The presentation is not intended to replace or to be displayed more prominently than our GAAP measurements. A reconciliation of the adjustments to GAAP results for the periods is included. In addition, an explanation of the ways in which JDA management uses these non-GAAP measures to evaluate its business, the substance behind JDA management’s decision to use these non-GAAP measures, the material limitations associated with the use of these non-GAAP measures, the manner in which JDA management compensates for those limitations, and the substantive reasons why JDA management believes that these non-GAAP measures provide useful information to investors is included in the attached press release.
     Press Release Disclosure
Use of Non-GAAP Financial Information
     This press release and the related conference call contain non-GAAP financial measures. In evaluating the Company’s performance, management uses certain non-GAAP financial measures to supplement consolidated financial statements prepared under GAAP. Management’s presentation of non-GAAP financial measures is intended to be supplemental in nature and should not be considered in isolation or as a substitute for the most directly comparable GAAP measures.
Use and Economic Substance of Non-GAAP Financial Measures Used by JDA
     The Company uses non-GAAP measures of performance, including adjusted operating income, EBITDA (earnings before interest, taxes, depreciation and amortization) and earnings per share, in its public statements. Management uses, and chooses to disclose, these non-GAAP financial measures because (i) such measures provide an additional analytical tool to clarify the Company’s results from operations and help the Company to identify underlying trends in its results of operations; (ii) the Company uses non-GAAP earnings measures, including EBITDA, as a measure of profitability because such measures help the Company compare its performance on a consistent basis across time periods; (iii) these non-GAAP measures are employed by the Company’s management in its own evaluation of performance and are utilized in financial and operational decision making processes, such as budget planning and forecasting. The Company also internally uses adjusted EBITDA measures for determining (a) compliance with certain financial covenants in its credit agreement and (b) executive and employee compensation.

Ms. Christine Davis

July 16, 2007
     Set forth below are additional reasons why specific items are excluded from the Company’s non-GAAP financial measures:
     • [Amortization charges for acquired technology are excluded because they result from prior acquisitions, rather than ongoing operations, and absent additional acquisitions, are expected to decline over time.
     • We exclude depreciation and amortization of intangibles because they are non-cash expenses, and while tangible and intangible assets support our business, we do not believe the related depreciation and amortization costs are directly attributable to the operating performance of our business.
     • Restructuring charges are significant non-routine expenses that cannot be predicted and typically relate to a change in our business model. The exclusion of these charges promotes period-to-period comparisons and transparency. Such charges are primarily related to severance costs and/or the disposition of excess facilities driven by the changes to our business model.
     • Stock-based compensation is not an expense that typically requires or will require cash settlement by the Company. Because equity compensation varies significantly from company to company, excluding such charges facilitates peer comparisons. ]
Material Limitations (and Compensation thereof) Associated with the Use of Non-GAAP Financial Measures
     Non-GAAP financial measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for the Company’s GAAP results. In the future, the Company expects to continue reporting non-GAAP financial measures excluding items described above and the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, exclusion of these and other similar items in our non-GAAP presentation should not be construed as an inference that these costs are unusual, infrequent or non-recurring.
     Some of the limitations in relying on non-GAAP financial measures are:
     • Depreciation and amortization of intangibles, though not directly affecting our current cash position, represent the loss in value as the technology in our industry evolves, is advanced or is replaced over time. The expense associated with this loss in value is not included in the non-GAAP net income presentation and therefore does not reflect the full economic effect of the ongoing cost of maintaining our current technological position in our competitive industry which is addressed through our research and development program.
     • The Company may engage in acquisition transactions in the future. In addition, we incur other restructuring charges from time to time when necessary to adjust our business model. Restructuring related charges may therefore continue to be incurred and should not be viewed as non-recurring.

Ms. Christine Davis

July 16, 2007
     • Stock-based compensation is an important component of our incentive compensation arrangements and will be reflected as expenses in our GAAP results for the foreseeable future under SFAS 123R.
     • Other companies, including other companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting their usefulness as a comparative measure.
     We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP financial measures only supplementally. We also provide reconciliations of each non-GAAP financial measure to our most directly comparable GAAP measure, and we encourage investors to review carefully those reconciliations.
Usefulness of Non-GAAP Financial Measures to Investors
     The Company believes that the presentation of these non-GAAP financial measures is warranted for several reasons. First, such non-GAAP financial measures provide investors and management an additional analytical tool for understanding the Company’s financial performance by excluding the impact of items which may obscure trends in the core operating performance of the business. Second, since the Company has historically reported non-GAAP results to the investment community, the Company believes the inclusion of non-GAAP numbers provides consistency and enhances investors’ ability to compare the Company’s performance across financial reporting periods. Third, these non-GAAP financial measures facilitate comparisons to the operating results of other companies in our industry, which use similar financial measures to supplement their GAAP results, thus enhancing the perspective of investors who wish to utilize such comparisons in their analysis of the Company’s performance.